Exhibit 12.1
Ratio of Earnings to Fixed Charges

	For the Year Ended December 31,
	2013	2012	2011	2010	2009	2008	2007
Excluding interest on deposits

Income before income tax	21,368	24,700	23,063	37,367	9,100	12,261	13,577
Fixed charges
Interest on short-term borrowings & long-term debt	478	532	489	739	1,099	2,392	2,141
One-third of net rental expense	570	515	486	413	208	144	141
Total fixed charges	1,048	1,047	975	1,152	1,307	2,536	2,282
Income from operations before income tax and fixed charges	22,416	25,747	24,038	38,519	10,407	14,797	15,859
Fixed charges, as above	1,048	1,047	975	1,152	1,307	2,536	2,282
Preferred stock dividends (pretax) (1)	—	—	1,084	1,659	1,600	—	—
Fixed charges including preferred stock dividends	1,048	1,047	2,059	2,811	2,907	2,536	2,282
Ratio of earnings to fixed charges and preferred stock dividend requirements	21.39	24.58	11.67	13.70	3.58	5.84	6.95

Including interest on deposits

Fixed charges including preferred stock dividends, as above	1,048	1,047	2,059	2,811	2,907	2,536	2,282
Add: Interest on deposits	4,942	6,581	9,492	11,091	12,920	18,442	22,669
Total fixed charges including preferred stock dividends and interest on deposits	5,990	7,628	11,551	13,902	15,827	20,978	24,951
Income from operations before income tax and fixed charges, as above	22,416	25,747	24,038	38,519	10,407	14,797	15,859
Add: Interest on deposits	4,942	6,581	9,492	11,091	12,920	18,442	22,669
Total income from operations before income tax, fixed charges and interest on deposits	27,358	32,328	33,530	49,610	23,327	33,239	38,528
Ratio of earnings to fixed charges and preferred stock dividend requirements	4.57	4.24	2.90	3.57	1.47	1.58	1.54

(1) The preferred dividends, including accretion, were increased to amounts representing the pretax earnings that would be required to cover such dividend and accretion requirements.